SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements
Filed Pursuant to Section 240.13d-1 (a) and Amendments
Thereto Filed Pursuant to Section 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 4)*


Accuride Corporation
(Name of Issuer)



Common Stock, par value $0.01 per share
(Title of Class of Securities)

00439T107
(CUSIP Number)

Sankaty Advisors, LLC
John Hancock Tower, 200 Clarendon St
Boston, MA 02116 617-516-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2014
(Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 00439T107

1.
Name of reporting persons

SANKATY CREDIT OPPORTUNITIES III, L.P.
EIN No.: 20-5805141

2.

Check the appropriate box if a member of a group
(a)	(b)

3.
SEC use only

4.
Source of funds

WC

5.

Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

6.
Citizenship of place of organization

Delaware



Number of shares beneficially owned by each reporting person with:

7.
Sole voting power

1,616,975 shares

8.
Shared voting power

0

9.
Sole dispositive power


1,616,975 shares

10.
Shared dispositive power

0

11.
Aggregate amount beneficially owned by each reporting person

1,616,975 shares

12.
Check if the aggregate amount in Row (11) excludes certain share

13.
Percent of class represented by amount in Row (11)

3.39%

14.
Type of reporting person

PN



CUSIP No. 00439T107

1.
Name of reporting persons

SANKATY CREDIT OPPORTUNITIES IV, L.P.
EIN No.: 28-1884645

2.
Check the appropriate box if a member of a group
(a)	(b)

3.
SEC use only

4.
Source of funds

WC

5.
Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

6.
Citizenship of place of organization

Delaware



Number of shares beneficially owned by each reporting person with:

7.
Sole voting power

176,987 shares


8.
Shared voting power

0

9.
Sole dispositive power

176,987 shares

10.
Shared dispositive power

0

11.
Aggregate amount beneficially owned by each reporting person

176,987 shares

12.
Check if the aggregate amount in Row (11) excludes certain shares

13.
Percent of class represented by amount in Row (11)

0.37%

14.
Type of reporting person

PN



CUSIP No. 00439T107

1.
Name of reporting persons

SANKATY CREDIT OPPORTUNITIES (Offshore Master) IV, L.P.
EIN No.: 98-0330306

2.
Check the appropriate box if a member of a group
(a) X                (b)

3.
SEC use only

4.
Source of funds

WC

5.
Check if disclosure of legal proceedings is required pursuant to Item 2(d) or

6.
Citizenship of place of organization

Cayman Islands



Number of shares beneficially owned by each reporting person with:

7.
Sole voting power

229,093 shares

8.
Shared voting power

0


9.
Sole dispositive power

229,093 shares

10.
Shared dispositive power

0

11.
Aggregate amount beneficially owned by each reporting person

229,093 shares

12.
Check if the aggregate amount in Row (11) excludes certain shares

13.
Percent of class represented by amount in Row (11)

0.48%

14.
Type of reporting person

PN


CUSIP No. 00439T107

1.
Name of reporting persons

SANKATY DRAWBRIDGE OPPORTUNITIES, L.P.
EIN No.: 98-1061876

2.
Check the appropriate box if a member of a group
(a)	(b)

3.
SEC use only

4.
Source of funds

WC

5.
Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

6.
Citizenship of place of organization

Delaware



Number of shares beneficially owned by each reporting person with:

7.
Sole voting power

292,660 shares


8.
Shared voting power

0


9.
Sole dispositive power

292,660 shares

10.
Shared dispositive power

0

11.
Aggregate amount beneficially owned by each reporting person

292,660 shares

12.
Check if the aggregate amount in Row (11) excludes certain shares

13.
Percent of class represented by amount in Row (11)

0.61%

14.
Type of reporting person

PN


CUSIP No. 00439T107
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 19, 2013 (together with Amendment Nos. 3 and 4, this "statement") relating to shares of Common Stock, $0.01 par value per share (the
"Common Stock") of Accuride Corporation (the "Issuer"). Items 2 and
5 are hereby amended and restated as set forth as below.

Item 2.	Identity and Background
    (a)	This statement is filed by the entities and persons listed
below, all of whom together are referred to herein as the "Reporting
Persons".

(i)	Sankaty Drawbridge Opportunities, L.P., a Cayman Islands
exempted limited partnership ("SDO"), whose managing member is Sankaty Credit Member II, Ltd., a Cayman Islands incorporated company ("SCM II").

(ii)	Sankaty Credit Opportunities III, L.P., a
Delaware limited partnership ("SCO III"), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company, ("SCOI III"), whose managing member is Sankaty Credit Member, LLC, a Delaware limited liability company ("SCM").

(iii)	Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership
("SCO IV"), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company, ("SCOI IV"), whose managing member is SCM.

(iv)	Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman
Islands exempted limited partnership ("SCOM IV"), whose sole general partner is Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exempted limited partnership ("SCOIO IV"), whose sole general partner is SCM II.

(v)	Mr. Jonathan Lavine is the managing member of SCM and the sole director of SCM II.

    (b)	The address of the principal business office of the Reporting
Persons is c/o John Hancock Tower, 200 Clarendon Street, Boston,
Massachusetts 02116.

(c)	The Reporting Persons are principally engaged in the business of the investment in securities.

    (d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)	None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons were organized under the laws of the State of
Delaware and the Cayman Island as mentioned above.




Item 5.	Interest in Securities of the Issuer

    (a), (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c)	The information set forth in Item 3 is hereby incorporated by reference for each Reporting Person.

    On April 28, 29,30, May 1 and 2, 2014, the Reporting Persons collectively sold 1,639,801 shares of the Issuer, which reduced the Reporting Persons' holdings to 4.85% from 8.36% ownership (a greater than one percent decline) reported by the Reporting Persons in their Schedule 13D filed on July 19, 2013. Those transactions are listed below.

Date:	  Reporting Person: Shares: Price:

4/28/2014 SDO                25,415   $ 5.02
4/28/2014 SCO III           140,420   $ 5.02
4/28/2014 SCOM IV            19,854   $ 5.02
4/28/2014 SCO IV	     15,411   $ 5.02

4/29/2014 SDO 		    104,264   $ 5.31
4/29/2014 SCO III           576,066   $ 5.31
4/29/2014 SCO M IV           81,449   $ 5.31
4/29/2014 SCO IV             63,221   $ 5.31

4/30/2014 SDO                44,233   $ 5.56
4/30/2014 SCO III           244,392   $ 5.56
4/30/2014 SCOM IV            34,554   $ 5.56
4/30/2014 SCO IV             26,821   $ 5.56

5/1/2014 SDO                 18,957   $ 5.59
5/1/2014 SCO III            104,739   $ 5.59
5/1/2014 SCOM IV             14,809   $ 5.59
5/1/2014 SCO IV              11,495   $ 5.59

5/2/2014 SDO	             14,370   $ 5.60
5/2/2014 SCO III             79,393   $ 5.60
5/2/2014 SCOM IV	     11,225   $ 5.60
5/2/2014 SCO IV	              8,713   $ 5.60


(d)	Not applicable.

(e)	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X

1	Based on 47,702,504 shares outstanding as reported in the Issuer's Quarterly
Report on Form 10-Q for the quarter ended March 31, 2014.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2014

Sankaty Drawbridge Opportunities, L.P.
Sankaty Credit Opportunities III, L.P.
Sankaty Credit Opportunities IV, L.P.
Sankaty Credit Opportunities (Offshore Master)
IV, L.P.


By:	/S/          JONATHAN LAVINE
Name: Jonathan Lavine
Title:  Managing Director